DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, New York 10020-1104 www.dlapiper.com Tony M. Saur tony.saur@dlapiper.com T 212.335.4688 F 212.335.4501

April 5, 2007

Mr. Kurt K. Murao
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc. Amendment No. 3 to Registration Statement on Form SB-2 Filed April 5, 2007 File No. 333-139694
Dear Mr. Murao:

On behalf of MMC Energy, Inc. (the “Company”), we hereby submit to you Amendment No. 4 to the Company’s above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), which we file solely to reflect the addition of a selling stockholder to the Selling Stockholder table beginning on page 23. The selling stockholder, Nadine C. Smith & John D. Long, is registering 150,000 shares and is not a broker-dealer, an affiliate of a broker-dealer or an affiliate of the Company.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4688, or John E. Depke at (212) 335-4831.

Very truly yours,

/s/ Tony M. Saur

Tony M. Saur